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                                                                    EXHIBIT 4.8


                                CREDIT AGREEMENT



         CREDIT AGREEMENT ("Agreement"), dated as of January 23, 1995, among The Williams Companies, Inc., as Lender, and Transco Energy Company ("TEC") and Transco Coal Company ("TCC"), each as Borrower and, collectively, the Borrowers.

                                   ARTICLE I

                                  DEFINITIONS

         As used in this Agreement:

         "ADVANCE" means a borrowing hereunder.

         "AGREEMENT" means this Credit Agreement, as it may be amended from time to time.

         "APPLICABLE MARGIN" means the margin applicable to Lender under its revolving credit agreement as in effect from time to time (currently .625%).

         "BASE RATE" means the rate of interest announced publicly by Citibank in New York, New York, from time to time, as Citibank's base rate.

         "BORROWING DATE" means a date on which an Advance is made hereunder.

         "BORROWING NOTICE" is defined in Section 2.4.

         "BUSINESS DAY" means a day other than a Saturday or Sunday on which the Lender is open for business.

         "CAPITALIZED LEASE" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with generally accepted accounting principles.

         "CITIBANK" means Citibank, N.A.





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         "COMMITMENT" means the obligation of Lender to make Advances not exceeding, in the aggregate, $950,000,000, and not exceeding $50,000,000 in the aggregate to TCC, minus the aggregate of Lender's cash contributions to equity of Borrower on or after the date hereof.

         "DEFAULT" means an event described in Article VI.

         "EURODOLLAR RATE" means an interest rate per annum (rounded upward to the nearest whole multiple of 1/16 of 1% per annum, if such rate is not such a multiple) equal to the rate per annum at which deposits in U.S. dollars are offered by the principal office of Citibank in London, England to prime banks in the London interbank market at 11:00 A.M. (London time) as reported by Citibank's telephone recorded rating announcement ("TRRA") on the first day of each month, obtained by calling (212) 291-6644. If the first day of the month is not a business day, the previous business day's rate will prevail. The Eurodollar Rate may also be referred to as LIBOR or the LIBO Rate ("London Interbank Offered Rate") by the TRRA.

         "FLOATING RATE" means the Eurodollar Rate plus the Applicable Margin.

         "GUARANTY" means any agreement by which any Person assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes liable upon, the obligation of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person or otherwise assures any creditor of such other Person against loss, including, without limitation, any comfort letter, operating agreement or take-or-pay contract.

         "INDEBTEDNESS" means (i) obligations for borrowed money (including guarantees of such obligations), (ii) obligations representing the deferred purchase price of property, other than accounts payable arising in the ordinary course of such Person's business payable on terms not uncustomary in the trade,
(iii) obligations which are evidenced by notes, bonds, acceptances, or




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other similar instruments, (iv) Capitalized Lease Obligations, and (v)
obligations for which such Person is obligated pursuant to a Letter of Credit.

         "INTEREST PAYMENT DATE" shall have the meaning set forth in Section
2.8 hereof.

         "LETTER OF CREDIT" means a letter of credit or similar instrument which is issued upon the application of such Person or upon which such Person is an account party or for which such Person is in any way liable.

         "LOAN DOCUMENTS" means this Agreement and the Note.

         "MATERIAL SUBSIDIARY" means each of Transco Gas Company, Transco Gas Marketing Company, Texas Gas Transmission Corporation, and Transcontinental Gas Pipe Line Corporation.

         "MERGER AGREEMENT" means the Agreement and Plan of Merger dated as of December 12, 1994 by and among Lender, WC Acquisition Corp, and TEC.

         "NOTE" means a promissory note in substantially the form of Exhibit "A-1" hereto and a promissory note in substantially the form of Exhibit "A-2" hereto, duly executed and delivered to Lender by Borrower and payable to the order of Lender in the amount of its Commitment, including any amendment, modification, renewal or replacement of such promissory note.

         "OBLIGATIONS" means all unpaid principal of and accrued and unpaid interest on the Note, and all other obligations of Borrower to Lender arising under the Loan Documents.

         "PERSON" means any corporation, natural person, firm, joint venture, partnership, trust, unincorporated organization, enterprise, government or any department or agency of any government.

         "REPAYMENT DATE" means the date upon which all or any portion of an Advance is repaid to Lender.




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         "SUBSIDIARY" of any company means any corporation or other entity more than 50% of the outstanding voting securities or other ownership interest of which shall at the time be owned or controlled, directly or indirectly, by the company.

         "TERMINATION DATE" means the earlier of (a) December 31, 1995 (or such later date if any which is the Termination Date as defined in Lender's revolving credit agreement as in effect from time to time), or (b) the date, if any, on which Lender terminates its obligations to make loans under this Agreement pursuant to Section 7.1.

         "UNMATURED DEFAULT" means an event which, but for the lapse of time or the giving of notice, or both, would constitute a Default.

         The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

                                   ARTICLE II

                                  THE CREDITS

         2.1 Loans Prior to Termination Date. From and including the date of this Agreement and prior to the Termination Date, Lender agrees, on the terms and conditions set forth in this Agreement, to make Advances to Borrower from time to time in outstanding amounts not to exceed, in the aggregate at any one time, the amount of its Commitment. Subject to the terms of this Agreement, Borrower may borrow, repay and reborrow at any time prior to the Termination Date.

         2.2 Rate; Payment on Termination Date. The Advances shall be Floating Rate Advances. Each Advance shall be paid in full by Borrower on or before the Termination Date.




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         2.3     Optional Principal Payments.  Borrower may at any time and from time to time pay all outstanding Floating Rate Advances, or, in a minimum aggregate amount of $100,000, or any integral multiple thereof, any portion of the outstanding Floating Rate Advances without penalty or premium.

         2.4     Borrowing Notices.

                 (a) Borrower shall give Lender written or oral notice (a "Borrowing Notice") not later than 10:00 a.m. Central time on the Borrowing Date of each Advance specifying:

                          (i) the Borrowing Date, which shall be a Business Day, of such Advance, and

                          (ii)    the aggregate amount of such Advance.

Each Advance shall bear interest from and including the first day of the Borrowing Date applicable thereto to (but not including) the Repayment Date at the Floating Rate.

         2.5 Minimum Amount of Each Advance. Each Advance shall be in the minimum amount of $100,000 (and in multiples of $100,000 if in excess thereof).

         2.6 Rate after Maturity. Any Advance not paid when due, whether by acceleration or otherwise, shall bear interest until paid in full at a rate per annum equal to the Base Rate plus 2% per annum, however, such rate shall at no time exceed the maximum interest rate allowed by law.

         2.7 Method of Payment. All payments of principal, interest, and fees hereunder shall be made in immediately available funds to Lender at Lender's designated bank account at First National Bank of Chicago.

         2.8 Interest Payment Dates; Interest Basis. Interest accrued on each Advance shall be payable monthly on the 25th day of each month and on any date on which the Advance is due whether as a result of acceleration or otherwise ("Interest Payment Date"). At Borrower's




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option, interest may be advanced on the Interest Payment Date (except in the event of acceleration) and, if so advanced, shall constitute an Advance hereunder. Interest shall be calculated for actual days elapsed on the basis of a 366- or 365-day year, as appropriate. Interest shall be payable for the day an Advance is made but not for the Repayment Date if payment is received prior to noon (local time) at the place of payment. If any payment of principal of or interest on an Advance or any payment of a fee shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest in connection with such payment.

                 2.9 Cost Protection. If (a) any law or any governmental rule, regulation, policy, guideline or directive (whether or not having the force of law), or any interpretation thereof, or compliance by Lender with such:

                   (i) subjects Lender to any tax, duty, charge or withholding on or from payments due from Borrower (excluding taxation of the overall net income of Lender), or changes the basis of taxation of payments to Lender in respect of its Advances or other amounts due it hereunder, or

                  (ii) imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit or similar requirement against Lender, or

                 (iii) imposes any other conditions the result of which is to increase the cost to Lender of making, funding or maintaining loans or reduces any amount receivable by Lender in connection with loans, or requires Lender to make any payment calculated by reference to the amount of loans held or interest received by it, by an amount deemed material by Lender; or




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(b) there is a change in Lenders' cost of funds, then, within 15 days of demand by Lender, Borrower shall pay to Lender that portion of such increased expense incurred.

         2.10 Lender Certificates; Survival of Indemnity. Lender shall exercise reasonable efforts to avoid or reduce any liability of Borrower to Lender under Section 2.9, so long as such action is not financially or legally disadvantageous to Lender. A certificate of Lender as to the amount due under
Section 2.9 setting forth in reasonable detail the basis for demand and computations shall be final, conclusive and binding on Borrower in the absence of manifest error. Unless otherwise provided herein, the amount specified in the certificate shall be payable on demand after receipt by Borrower of the certificate. The obligations of Borrower under Section 2.9 shall survive payment of the Obligations and termination of this Agreement.

         2.11 Change in Provisions. Borrower agrees that this Agreement shall be amended as necessary to reflect any changes in Lenders policies or procedures with respect to loans to its Subsidiaries.

                                  ARTICLE III

                              CONDITIONS PRECEDENT

         3.1 Initial Advance. The Lender shall not be required to make an initial Advance, unless, on the Borrowing Date,: (a) Borrower has delivered to Lender a duly executed Note payable to the order of Lender; (b) there exists no Default or Unmatured Default; (c) the representations and warranties contained in Article IV are true and correct; and (d) Borrower shall have furnished other documents as Lender may have reasonably requested.

         3.2 Subsequent Advances. The Lender shall not be required to make any Subsequent Advance, unless on the applicable Borrowing Date each of the conditions set forth in Section 3.1 are met at the time of such Advance. Each Borrowing Notice with respect to each such Advance




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shall constitute a representation and warranty by Borrower that each of the conditions contained in Section 3.1  have been satisfied.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         Each Borrower represents and warrants to Lender that:

         4.1 Corporate Existence and Standing. Borrower and each of its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite authority to conduct its business in each jurisdiction in which a failure to have such authority could have a material adverse effect on their business, operations or financial or other condition, or could materially adversely affect any of their ability to perform their obligations under the Loan Documents.

         4.2 Authorization and Validity. Borrower has the corporate power and authority and legal right to execute and deliver the Loan Documents and to perform its obligations thereunder. The execution and delivery by Borrower of the Loan Documents and the performance of its obligations thereunder have been duly authorized by all proper corporate proceedings, and the Loan Documents, upon proper execution by Lender, shall constitute legal, valid and binding obligations of Borrower enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally.

         4.3 No Conflict; Government Consent. Neither the execution and delivery by Borrower of the Loan Documents, nor the consummation of the transactions therein contemplated, nor compliance with the provisions thereof will violate any order, writ, judgment, injunction, decree or award binding on the Borrower or its Subsidiaries or violate any law, rule, or regulation binding on the Borrower or its Subsidiaries, Borrower's certificates of




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incorporation or by-laws, or the provisions of any material indenture, instrument or agreement to which the Borrower or its Subsidiaries is a party or is subject, or by which it, or its property, is bound, or conflict with or constitute a default thereunder, or result in the creation or imposition of any Lien in, of or on the property of the Borrower or its Subsidiaries pursuant to the terms of any such indenture, instrument or agreement. No order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to authorize, or is required in connection with, the execution, delivery and performance of, or the legality, validity, binding effect or enforceability of, any of the Loan Documents.

         4.4 Material Adverse Change/Financial Statements. The consolidated and consolidating balance sheets of TEC as at December 31, 1993 and September 30, 1994 and the related consolidated and consolidating statements of income and cash flows of TEC for the fiscal year and nine months, respectively, furnished to Lender fairly present (subject, in the case of the September 30, 1994 balance sheet, to year-end audit adjustments) the consolidated financial condition at such dates and results of operations of the Borrowers for such periods in accordance with generally accepted accounting principles consistently applied. There has been no material adverse change in the business, financial condition, prospects or results of operations of Borrower since the date of such financial statements except as publicly disclosed or as disclosed in the Merger Agreement.

         4.5 Taxes. Borrower and its Subsidiaries have filed all United States federal tax returns and all other tax returns which are required to be filed and have paid all taxes due pursuant to said returns or pursuant to any assessment except such taxes, if any, as are being diligently contested in good faith and as to which adequate reserves have been provided. No tax liens have been filed and no claims are being asserted with respect to any such taxes except as




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disclosed in the Merger Agreement.  The charges, accruals and reserves on the books of Borrower and its Subsidiaries in respect of any taxes or other governmental charges are adequate.

         4.6 Litigation. Except as disclosed in Borrower's public filings or in the Merger Agreement, there is no litigation or proceeding pending or, to the knowledge of any of their officers, threatened against or affecting the Borrower or its Subsidiaries which is reasonably likely to materially adversely affect the business, financial condition or results of operations of the Borrower or its Subsidiaries or the ability of the Borrower to perform its obligations under the Loan Documents.

                                   ARTICLE V

                                   COVENANTS

         During the term of this Agreement, unless Lender shall otherwise consent in writing:

         5.1 Use of Proceeds. Borrower will use the proceeds of the Advances to implement the financing and recapitalization plan adopted by its board of directors on January 25, 1995, as such plan may be amended from time to time, and/or for general corporate purposes.

         5.2 Dividends and Advances. Borrower shall not declare or pay dividends, except customary dividends on Borrower's common and preferred stock, or make advances except to its Subsidiaries, at any time without consent of Lender.

         5.3 Reports. Borrower shall, and shall cause each of its Subsidiaries to, maintain a system of accounting established and administered in accordance with generally accepted accounting principles, and the Borrowers shall furnish to Lender:

                 (a) Within 90 days after the close of each of its fiscal years, an unqualified audit report certified by independent certified public accountants, including a consolidated and consolidating balance sheet of TEC as of the end of such period, and a consolidated




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         and consolidating income statement and statement of stockholders'
         equity and of cash flow of TEC, each prepared in accordance with generally accepted accounting principles, accompanied by any management letter prepared by said accountants.

                 (b) Within 30 days after the close of the first three quarterly periods of each of its fiscal years, a consolidated and consolidating unaudited balance sheet of TEC as at the close of each such period and a consolidated and consolidating income statement, statements of stockholders' equity and of cash flow of TEC for the period from the beginning of such fiscal year to the end of such quarter, all prepared in accordance with generally accepted accounting principals, certified by TEC's chief financial officer; and

                 (c) A notice of the occurrence of any Default or Unmatured Default promptly, but in no event later than five (5) days after Borrower obtains notice thereof.

         5.4 Conduct of Business. Borrower and each of its Subsidiaries shall remain duly incorporated, validly existing and in good standing as domestic corporations in their jurisdiction of incorporation and maintain all requisite authority to conduct their business in each jurisdiction in which a failure to have such authority could have a material adverse effect on their business, operations or financial or other condition or could affect their ability to perform their obligations under the Loan Documents.

         5.5 Maintenance of Licenses. Borrower and each of its Subsidiaries shall do all things necessary to renew, extend and continue in effect all permits, licenses and authorizations which may at any time and from time to time be necessary to operate their businesses in compliance with all applicable laws and regulations if the failure to have such permits, licenses and authorizations could have a material adverse effect on their business, operations or financial or other condition or materially adversely affect Borrower's ability to perform its obligations under the Loan Documents.




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         5.6     Taxes.  Borrower and each of its Subsidiaries shall pay or cause to be paid when due all taxes, assessments and governmental charges and levies upon it or its income, profits or property, except those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside.

         5.7 Insurance. Borrower and each of its Subsidiaries shall maintain or cause to be maintained, with financially sound and reputable insurance companies, insurance on all their property in such amounts and covering such risks as is consistent with sound business practice or may self-insure against such risks.

         5.8 Compliance with Laws. Borrower and each Subsidiary of Borrower shall comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which it may be subject where the failure to so comply with any such laws, rules, regulations, orders, writs, judgments, injunctions, decrees, or awards, singly or in combination, could have a material adverse effect on the business, operations or financial or other condition of the Borrower or is reasonably likely to materially adversely affect the ability of the Borrower to perform its obligations under the Loan Documents.

         5.9 Maintenance of Properties. Borrower and each Subsidiary of Borrower shall do all things necessary to maintain, preserve, protect and keep their properties in good repair, working order and condition, and make all necessary and proper repairs, renewals and replacements so that the business carried on in connection therewith may be properly conducted at all times.

         5.10 Liens. Borrower shall not create, assume, incur, or suffer to exist or permit any of its Subsidiaries to create, assume, incur or suffer to exist, any liens or encumbrance on assets except as permitted under the Indenture dated May, 1990 between the Borrower and Bank of New York, as trustee.




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         5.11    Indebtedness.  Borrower shall not and shall not permit any of its Subsidiaries to create, assume, incur, or suffer to exist any new Indebtedness except for the Advances and except for borrowings under revolving credit agreements entered into after the date hereof.

         5.12    Merger and Sale of Assets.  Except as provided in Schedule
5.12 hereto, Borrower shall not, and shall not permit any of its Subsidiaries to merge or consolidate with or into any Person, other than Lender or Lender's Subsidiaries, or sell, lease or otherwise transfer any substantial portion of Borrower's or any Subsidiary's assets other than to Lender or Lender's Subsidiaries.

         5.13    Maintain Ownership of Subsidiaries.  Except as provided in
Schedule 5.12 hereto, Borrower shall maintain its current ownership of all of its current Subsidiaries except for Subsidiaries transferred to Lender or Lender's Subsidiaries.

         5.14 Independence of Covenants. All covenants under this Article V shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default if such action or condition exists.

                                   ARTICLE VI

                                    DEFAULTS

         The occurrence of any one or more of the following events shall constitute a Default:

         6.1 Representations and Warranties. Any representation or warranty made or deemed made by Borrower to Lender under the Loan Documents shall be false in any material respect, as of the date as of which made or deemed made.




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         6.2     Payment of Interest and Principal. Nonpayment of principal of the Note when due, or nonpayment of interest upon the Note or other obligations under any of the Loan Documents within three (3) Business Days after the same becomes due.

         6.3 Other Terms and Conditions. The breach (other than a breach of a term or condition which constitutes a Default under Section 6.1 or 6.2) of any of the terms or provisions of this Agreement or the Note which is not remedied within five (5) days after notice from Lender.

         6.4 Indebtedness. Failure of Borrower or any of its Subsidiaries to pay when due any Indebtedness in excess of $5,000,000 or the default in the performance of any term, provision or condition contained in any agreement under which any Indebtedness was created or is governed, the effect of which is to cause, or to permit the holder or holders of such Indebtedness to cause, Indebtedness in excess of $5,000,000 to become due prior to its stated maturity, or any Indebtedness in excess of $5,000,000 shall be declared to be due and payable or required to be prepaid prior to the stated maturity thereof.

         6.5 Insolvency. Borrower or any of its Material Subsidiaries shall (a) have an order for relief entered with respect to it under any state bankruptcy law or the Federal Bankruptcy Code, (b) not pay, or admit in writing its inability to pay, its debts generally as they become due, (c) make an assignment for the benefit of creditors, (d) apply for, seek, consent to, or acquiesce in, appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any substantial part of its property,
(e) institute any proceeding seeking an order for relief under the Federal Bankruptcy Code or seeking to adjudicate it a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or compromise of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations




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of any such proceeding filed against it, (f) take any corporate action to authorize or effect any of the foregoing actions set forth in this Section 6.5 or (g) fail to contest in good faith any appointment or proceeding described in
Section 6.6.

         6.6 Appointment of Receiver or Trustee. Without application, approval or consent, a receiver, trustee, examiner, liquidator or similar official shall be appointed for Borrower or any Subsidiary for any substantial part of the property of any thereof, or a proceeding described in Section 6.5(d) shall be instituted against Borrower or any Subsidiary and such appointment continues undischarged or such proceeding continued undismissed or unstayed for a period of 60 consecutive days.

         6.7 Condemnation/Seizure. Any court, government or governmental agency shall condemn, seize or otherwise appropriate, or take custody or control of any substantial portion of the property of Borrower or any of its Material Subsidiaries.

         6.8 Litigation. Borrower or any of its Subsidiaries shall fail within 30 days to pay, bond or otherwise discharge any judgment or order for the payment of money in excess of $5,000,000, which is not stayed on appeal or is not otherwise being appropriately contested in good faith.

                                  ARTICLE VII

                 ACCELERATION, WAIVERS, AMENDMENTS AND REMEDIES

         7.1 Acceleration. If any Default described in Section 6.5 or 6.6 occurs and is continuing, the obligations of Lender to make Advances hereunder shall automatically terminate and the Obligations shall immediately become due and payable without any election or action on the part of Lender. If any other Default occurs, Lender may terminate or suspend its obligations to make Loans hereunder, or declare the Obligations to be due and payable, or both,




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whereupon the Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which Borrower hereby expressly waives.

         7.2 Amendments. The parties hereto may enter into agreements supplemental for the purpose of adding to or modifying any provisions of the Loan Documents or changing in any manner the rights of Lender or Borrower or hereunder or thereunder.

         7.3 Successors and Assigns. The terms and provisions of the Loan Documents as amended or restated, shall be binding upon and inure to the benefit of Borrower and Lender, and their respective successors and assigns. Notwithstanding the foregoing, neither this Agreement nor the Note may be assigned by Lender or Borrower.

         7.4 Preservation of Rights. No delay or omission of Lender to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of an Advance, notwithstanding the existence of a Default or an inability to satisfy the conditions precedent to such Advance, shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to Lender until the Obligations have been paid in full.

         7.5 Survival of Representations. All representations and warranties contained in this Agreement shall survive delivery of the Note and the making of the Advances herein contemplated.

         7.6 Entire Agreement. The Loan Documents embody the entire agreement and understanding between Lender and Borrower and supersede all prior agreements and understandings between Lender and Borrower relating to the subject matter hereof.




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         7.7     Notices.  For purposes hereof, notices shall be given to
any party hereto at the following address for such party (or such other address as such party shall notify the other parties hereto by notice complying with this Section 7.7), and shall be deemed given only when delivered to or received by the party to whom such notice is addressed:

         Lender:              The Williams Companies, Inc.
                              One Williams Center
                              Tulsa, Oklahoma 74172
                              Attn:   Chief Financial Officer

         TEC:                 Transco Energy Company
                              2800 Post Oak Boulevard
                              Houston, Texas  77056
                              Attn:   Chief Financial Officer

         TCC:                 Transco Coal Company
                              2800 Post Oak Boulevard
                              Houston, Texas  77056

                              Attn:   Chief Financial Officer


         7.8 CHOICE OF LAW. THE LOAN DOCUMENTS SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS (AND NOT THE LAW OF CONFLICTS) OF THE STATE OF OKLAHOMA.




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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of the date first written above.

                                         BORROWERS

                                         TRANSCO ENERGY COMPANY


                                         By:__________________________________


                                         TRANSCO COAL COMPANY


                                         By:__________________________________


                                         LENDER

                                         THE WILLIAMS COMPANIES, INC.


                                         By:__________________________________




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